Exhibit 4.1

AGREEMENT TO FURNISH DEBT INSTRUMENTS

Pursuant to Item 601(b)(4)(iii) of Regulation S-K (the “Item”), British American Tobacco p.l.c. has not included as an Exhibit any instrument with respect to long-term debt if the total amount of debt authorized by such instrument does not exceed 10% of the total assets of British American Tobacco p.l.c and its subsidiaries on a consolidated basis. British American Tobacco p.l.c. agrees, pursuant to this Item, to furnish a copy of any such instrument to the U.S. Securities and Exchange Commission (the “Commission”) upon request of the Commission.

BRITISH AMERICAN TOBACCO P.L.C.

By:	/s/ British American Tobacco p.l.c.
Date:	May 12, 2017